As filed with the Securities and Exchange Commission on July 31, 2013

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE TO

(Amendment No. 1)

(Rule 13e-4)

TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) OR 13(e)(1)

OF THE SECURITIES EXCHANGE ACT OF 1934

PRIVATE ADVISORS ALTERNATIVE STRATEGIES FUND

(Name of Subject Company (Issuer))

Private Advisors Alternative Strategies Fund

(Name of Filing Person(s) (Issuer))

SHARES OF BENEFICIAL INTEREST

(Title of Class of Securities)

N/A

(CUSIP Number of Class of Securities)

J. Kevin Gao, Esq.

Private Advisors Alternative Strategies Fund

51 Madison Avenue

New York, NY 10010

(212) 576-7000

(Name, Address, and Telephone Number of Person Authorized to Receive Notices and Communications on Behalf of the Filing Person(s))

With a copy to:

Sander M. Bieber, Esq.	Kevin M. Bopp, Esq.
Dechert LLP	Private Advisors Alternative Strategies
1900 K Street, N.W.	Fund
Washington, DC 10036	51 Madison Avenue
(202) 261-3300	New York, NY 10010
(212) 576-7000

CALCULATION OF FILING FEE

Transaction Valuation $71,852 (a)	Amount of Filing Fee: $9.80 (b)

(a)	Calculated as the aggregate maximum purchase price for shares of beneficial interest, based upon the net asset value per share as of January 31, 2013.
(b)	Calculated at $136.40 per $1,000,000 of the Transaction Valuation.

☒	Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: $9.80	Filing Party: Private Advisors Alternative Strategies Fund
Form or Registration No.: Schedule TO	Date Filed: March 22, 2013

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☐	third-party tender offer subject to Rule 14d-1.

☒	issuer tender offer subject to Rule 13e-4.

☐	going-private transaction subject to Rule 13e-3.

☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer:  ☒

SCHEDULE TO

This Amendment No. 1 relates to the Tender Offer Statement on Schedule TO (“Statement”) originally filed with the Securities and Exchange Commission by Private Advisors Alternative Strategies Fund (“Feeder Fund”) on March 22, 2013 relating to the tender offer (“Offer”) by the Feeder Fund to purchase up to 70 of its outstanding shares of beneficial interest (“Shares”) at a price equal to the net asset value per Share as of June 28, 2013 on the terms and subject to the conditions set forth in the Offer to Purchase filed as Exhibit (a)(1)(ii) to the Statement.

This is Amendment No. 1 to the Statement and is being filed to report the results of the Offer. The following information is furnished pursuant to Rule 13e-4(c)(4) of the Securities Exchange Act of 1934:

1. The Offer expired at 4:00 p.m., Eastern Time, on April 22, 2013.

2. No Shares were validly tendered and not withdrawn prior to the expiration of the Offer.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

PRIVATE ADVISORS ALTERNATIVE STRATEGIES FUND

By:	/s/ Stephen P. Fisher
Stephen P. Fisher President and Principal Executive Officer

Dated: July 31, 2013